September 12, 2018

For information on the PIMCO Closed-End Funds:

Financial Advisors: (800) 628-1237

Shareholders: (844) 337-4626 or (844) 33-PIMCO

PIMCO Media Relations: (212) 739-4212

PIMCO MUNICIPAL CLOSED-END FUNDS ANNOUNCE FINAL RESULTS OF TENDER

OFFERS FOR AUCTION RATE PREFERRED SHARES

NEW YORK, NY, September 12, 2018 – PIMCO Municipal Income Fund (NYSE: PMF), PIMCO Municipal Income Fund II (NYSE: PML), PIMCO Municipal Income Fund III (NYSE: PMX), PIMCO New York Municipal Income Fund (NYSE: PNF), PIMCO New York Municipal Income Fund II (NYSE: PNI), PIMCO New York Municipal Income Fund III (NYSE: PYN), PIMCO California Municipal Income Fund (NYSE: PCQ), PIMCO California Municipal Income Fund II (NYSE: PCK) and PIMCO California Municipal Income Fund III (NYSE: PZC) (each, a “Fund” and, collectively, the “Funds”), today announced the expiration and final results of each Fund’s previously announced voluntary tender offer (each, a “Tender Offer” and, together, the “Tender Offers”) for up to 100% of its outstanding auction rate preferred shares (“ARPS”) at a price equal to 85% of the ARPS’ per share liquidation preference of $25,000 per share (or $21,250 per share) and any unpaid dividends accrued through the expiration date of the Tender Offers. The Tender Offers expired on September 11, 2018, at 5:00 p.m. New York City time. Pending the expected private placement of new preferred shares of PMF, PML, PMX, PNI, PCQ, PCK, and PZC with an aggregate liquidation preference at least equal to the aggregate liquidation preference of the ARPS accepted for repurchase in such Fund’s Tender Offer (such condition with respect to each Fund, the “New Preferred Share Condition”), subject to rounding to the nearest $100,000, all conditions to the closing of such Fund’s Tender Offer will be satisfied and all ARPS that were validly tendered and not withdrawn during the offering period of such Fund’s Tender Offer will be accepted for payment as set forth below. PNF and PYN will each waive its New Preferred Share Condition, such that all conditions to the closing of such Fund’s Tender Offer will be satisfied, and all ARPS that were validly tendered and not withdrawn during the offering period of such Fund’s Tender Offer will be accepted for payment as set forth below.

PMF will accept for payment 932 ARPS, which represents approximately 12.26% of its outstanding ARPS, and 6,668 ARPS will remain outstanding.

PML will accept for payment 2,749 ARPS, which represents approximately 18.73% of its outstanding ARPS, and 11,931 ARPS will remain outstanding.

PMX will accept for payment 1,372 ARPS, which represents approximately 18.15% of its outstanding ARPS, and 6,188 ARPS will remain outstanding.

PNF will accept for payment 239 ARPS, which represents approximately 12.71% of its outstanding ARPS, and 1,641 ARPS will remain outstanding.

PNI will accept for payment 840 ARPS, which represents approximately 26.58% of its outstanding ARPS, and 2,320 ARPS will remain outstanding.

PYN will accept for payment 102 ARPS, which represents approximately 7.97% of its outstanding ARPS, and 1,178 ARPS will remain outstanding.

PCQ will accept for payment 1,175 ARPS, which represents approximately 19.58% of its outstanding ARPS, and 4,825 ARPS will remain outstanding.

PCK will accept for payment 1,373 ARPS, which represents approximately 21.06% of its outstanding ARPS, and 5,147 ARPS will remain outstanding.

PZC will accept for payment 1,085 ARPS, which represents approximately 21.70% of its outstanding ARPS, and 3,915 ARPS will remain outstanding.

All ARPS that were not tendered will remain outstanding, and the terms of the outstanding ARPS will remain the same as prior to the Tender Offers.

-------

The Funds’ daily New York Stock Exchange closing market prices, net asset values per share, as well as other information, including updated portfolio statistics and performance are available at pimco.com/closedendfunds or by calling the Funds’ shareholder servicing agent at (844) 33-PIMCO. Updated portfolio holdings information about a Fund will be available approximately 15 calendar days after such Fund’s most recent fiscal quarter end, and will remain accessible until such Fund files a Form N-Q or a shareholder report for the period which includes the date of the information.

About PIMCO

PIMCO is one of the world’s premier fixed income investment managers. With our launch in 1971 in Newport Beach, California, PIMCO introduced investors to a total return approach to fixed income investing. In the 45+ years since, we have continued to bring innovation and expertise to our partnership with clients seeking the best investment solutions. Today we have offices across the globe and 2,150+ professionals united by a single purpose: creating opportunities for investors in every environment. PIMCO is owned by Allianz S.E., a leading global diversified financial services provider.

Except for the historical information and discussions contained herein, statements contained in this news release constitute forward-looking statements. These statements may involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including the performance of financial markets, the investment performance of PIMCO’s sponsored investment products and separately managed accounts, general economic conditions, future acquisitions, competitive conditions and government regulations, including changes in tax laws. Readers should carefully consider such factors. Further, such forward-looking statements speak only on the date at which such statements are made. PIMCO undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statement.

This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Neither the Funds, nor the Funds’ Boards of Trustees nor PIMCO, makes any recommendation as to whether to tender or not to tender any ARPS in the Tender Offers. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission. PIMCO is a trademark of Allianz Asset Management of America L.P. in the United States and throughout the world. ©2018, PIMCO.